SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated August 9, 2004.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the quarter ended June 30, 2004.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's condensed interim consolidated financial statements as of June 30, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ELBIT SYSTEMS LTD.
                                                              (Registrant)


                                      By: /s/ Ilan Pacholder
                                          --------------------------------------
                                          Name:  Ilan Pacholder
                                          Title: Corporate Secretary

Dated:  August 10, 2004

                                  EXHIBIT INDEX


    Exhibit No.            Description
    -----------            -----------

         1.       Press Release, dated August 9, 2004.

         2.       Registrant's Management Report for the quarter ended June 30,
                  2004.

         3. Registrant's condensed interim consolidated financial statements as of June 30, 2004.

                                                                       Exhibit 1

[LOGO OF ELBIT SYSTEMS LTD.]

                                                                Earnings Release

                ELBIT SYSTEMS REPORTS SECOND QUARTER 2004 RESULTS

 Revenues Increase To $231.6 million from $218.8 million in Second Quarter Last
                                      Year

 Net Profit Increases To $11.3 million from $9.2 million in Second Quarter Last
                                      Year

                 Backlog of Orders Reaches a Record $1.9 billion

                    Extraordinary Dividend of $1.80 Per Share


Haifa, Israel, August 9, 2004 - Elbit Systems Ltd. (the "Company") (NASDAQ:
ESLT), the international defense company, today reported its consolidated results for the quarter ended June 30, 2004.

Consolidated revenues for the second quarter of 2004 increased 5.9% to $231.6 million from $218.8 million in the corresponding quarter in 2003.

Consolidated revenues for the six month period ended June 30, 2004 increased 5.8% to $445.3 million from $420.9 million in the same period in 2003.

Consolidated net income for the second quarter of 2004 was $11.3 million (4.9% of revenues) as compared with $9.2 million (4.2% of revenues) in the same period in 2003. Diluted earnings per share ("EPS") for the second quarter of 2004 was $0.28 as compared with $0.23 for the second quarter of 2003.

The Company's financial results were affected by the increase in the Company's share price during the reported periods, due to non-cash expenses related to the employees "phantom" option plan.

Excluding the phantom option plan non-cash expenses, net income in the second quarter of 2004 was $14.0 million (6.1% of revenues), and the diluted EPS was $0.34, as compared to net income of $13.3 million (6.1% of revenues) and diluted EPS of $0.33 in the second quarter of 2003.

Consolidated net income for the first six months of 2004 was $24.0 million (5.4% of revenues), compared with $21.5 million (5.1% of revenues) for the same period in 2003.

Diluted EPS for the six months ended June 30, 2004 was $0.59 compared with $0.54 for the corresponding period in 2003.

Excluding the phantom option plan non-cash expenses in 2004, net income for the six months ended June 30, 2004 was $27.0 million (6.1% of revenues), and diluted EPS was $0.66. For the six-month period ended June 30, 2003, net income was $26.6 million (6.3% of revenues) and diluted EPS was $0.66.

Gross profit for the second quarter of 2004 was $58.5 million (25.3% of revenues), as compared with gross profit of $57.2 million (26.2% of revenues) in the second quarter of 2003.

Excluding non-cash expenses related to the Company's phantom option plan, gross profit in the quarter ended June 30, 2004 was $60.4 million, or 26.1% of revenues, as compared with $60.0 million, or 27.6% of revenues in the quarter ended June 30, 2003.

Gross profit for the first six months of 2004 was $115.4 million (25.9% of revenues) as compared with $114.1 million (27.1% of revenues) in the same period of 2003.

Excluding non-cash expenses related to the Company's phantom option plan, gross profit for the six months ended June 30, 2003 was $117.5 million, or 26.4% of revenues, as compared with $117.7 million, or 28.0% of revenues in the six-month period ended June 30, 2003.

Backlog of orders as of June 30, 2004 reached $1,906 million, as compared with $1,752 million at the end of 2003. 68% of the backlog relates to orders outside of Israel. Approximately 63% of the Company's backlog as of June 30, 2004, is scheduled to be performed over the next two quarters of 2004 and during the year 2005.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "The second quarter results reflect the continuation of improvement in our net profit that we saw in the first quarter, and a continued growth in revenues and backlog of orders. These results are evidence of the success of the strategy that we have taken, focusing on the development of our technological growth engines and on cooperation with other leading companies worldwide. We see the fruits of the significant investments made by the Company in these areas and anticipate this trend to continue".

The Board of Directors declared an extraordinary dividend of $1.80 per share. The record date of the dividend is September 7, 2004. The dividend will be paid on September 20, 2004, net of taxes and levies, at the rate of approximately 22%.

Conference Call

Elbit Systems will host a conference call today, Monday, August 9, 2004 at 10:30 AM ET. To take part in the conference call, please dial 1-866-860-9642 (U.S.), 0800-917-5108 (U.K.) or +972-3-918-0610 (International and Israel) a few minutes before 10:30 AM ET. For your convenience, an instant replay will be available starting at 12:30 PM ET the same day until Wednesday, August 11, 2004 at 12:30 PM ET. The replay telephone number is 1-866-276-1485 (U.S.), 0800 169 8104 (U.K.) or +972-3-925-5948 (International and Israel).

This call will also be broadcasted live on: www.elbitsystems.com. and an online replay will be available for 30 days.


About Elbit Systems


Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


For more about Elbit Systems, please visit our website at  www.elbitsystems.com

Contacts

Company contact                                           IR Contacts
Ilan Pacholder, Corporate Secretary and                   Ehud Helft/Kenny Green
VP Finance & Capital Markets
Elbit Systems Ltd                                         Gelbart Kahana
Tel:  972-4  831- 6632                                    Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
                                                          kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           (In thousand of US Dollars)





                                               June 30     December 31
                                                 2004          2003
                                              ---------      ---------
                                              Unaudited       Audited

Assets

Current Assets:
Cash and short term deposits                     90,901         76,846
Trade receivable and others                     227,079        251,644
Inventories, net of advances                    241,868        249,225
                                              ---------      ---------
Total current assets                            559,848        577,715

Affiliated Companies & other Investments         39,379         38,223
Long-term receivables & others                   78,987         78,565
Fixed Assets, net                               237,204        229,221
Other assets, net                                96,620        100,012
                                              ---------      ---------
                                              1,012,038      1,023,736
                                              =========      =========


Liabilities and Shareholder's Equity

Current liabilities                             358,671        378,731
Long-term liabilities                           171,419        188,811
Minority Interest                                 3,972          4,115
Shareholder's equity                            477,976        452,079
                                              ---------      ---------
                                              1,012,038      1,023,736
                                              =========      =========

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)



                                         Six Months Ended         Three Months Ended      Year Ended
                                              June 30                    June            December 31
                                       ---------------------     ---------------------     --------
                                         2004         2003         2004         2003         2003
                                       --------     --------     --------     --------     --------
                                            Unaudited                 Unaudited             Audited
Revenues                                445,317      420,948      231,645      218,758      897,980
Cost of revenues                        329,879      306,804      173,127      161,405      673,561
                                       --------     --------     --------     --------     --------
  Gross Profit                          115,438      114,144       58,518       57,353      224,419

Research and development, net            27,121       28,448       13,857       13,586       54,919
Marketing and selling                    35,444       35,123       19,035       19,095       69,943
General and administrative               23,204       22,889       11,791       11,938       46,077
                                       --------     --------     --------     --------     --------
Total operating expenses                 85,769       86,500       44,683       44,619      170,939
                                       --------     --------     --------     --------     --------

Operating income                         29,669       27,644       13,835       12,734       53,480

Financial expenses, net                  (1,301)      (3,306)        (822)      (2,030)      (4,870)
Other income, net                           (84)          91         (299)         (18)         903
                                       --------     --------     --------     --------     --------
  Income before income taxes             28,284       24,429       12,714       10,686       49,513
Taxes on  income                          7,401        6,602        3,207        2,956       11,334
                                       --------     --------     --------     --------     --------
                                         20,883       17,827        9,507        7,730       38,179

Company's share of partnerships and
affiliated  Companies income, net         2,969        2,949        1,612        1,048        7,209
Minority rights                             187          690          193          433          557
                                       --------     --------     --------     --------     --------
  Net income                             24,039       21,466       11,312        9,211       45,945
                                       ========     ========     ========     ========     ========

Earnings per share
  Basic net earnings per share         $   0.61     $   0.55     $   0.28     $   0.24     $   1.18
                                       ========     ========     ========     ========     ========

  Diluted net earnings per share       $   0.59     $   0.54     $   0.28     $   0.23     $   1.14
                                       ========     ========     ========     ========     ========

                                                                       Exhibit 2

                               Elbit Systems Ltd.
                               Management's Report
             For The Three and Six-Month Period Ended June 30, 2004


         This report should be read together with the unaudited financial statements of Elbit Systems Ltd. ("Elbit Systems" or the "Company") and together with its subsidiaries (the "Group") for the quarter ended June 30, 2004, the Company's audited consolidated financial statements and related notes for the year ended December 31, 2003, the Company's management report for the year ended December 31, 2003 and the Company's Form 20-F for the year ended December 31, 2003, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

         Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.


A.       Executive Overview

         Business Description

         Elbit Systems is engaged in projects involving the design, development, manufacture and integration of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company operates in the area of upgrading existing airborne, land and naval defense platforms and provides support services for such platforms, systems and products.

         The Company is involved in leading projects in Israel and worldwide, in areas such as air, land and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems, surveillance products and systems, electric drive systems and products, and systems for Homeland Defense.

         The Company provides a wide range of logistic support services, including operation of pilot training services and aircraft maintenance services for the Israeli Air Force on a private financing initiative ("PFI") basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

         The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

         The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology.

         Recent Events

         o On July 1, 2004, Itzhak Dvir was appointed as Chief Operating Officer (COO) of the Group.

         o On July 20, 2004, the U.K. Ministry of Defence announced the selection of Thales U.K. as preferred bidder for the next phase of the acquisition cycle of the Watchkeeper program. Elbit Systems is a significant part of the Thales U.K. team for the program. Watchkeeper will provide the U.K. armed forces with an essential Intelligence, Surveillance, Target Acquisition and reconnaissance compatibility based on a tactical unmanned air vehicle (UAV) system and will be a key component of the U.K.'s drive for Network Enabled Capability. The Thales/Elbit System Joint Venture will play a significant part as the provider of core UAV subsystems to the U.K.'s Watchkeeper Prime Contract Management Organization of Thales U.K. In the event that contract negotiations for the Watchkeeper program are concluded and a contract is awarded to Thales, the contract to be awarded to the Thales/Elbit Systems Joint Venture is anticipated to be in an amount material to Elbit Systems.

         o On July 28, 2004, Elron Electronic Industries Ltd. completed the sale of all of its holdings in the Company, constituting approximately 19.6% of the Company's outstanding share capital, to Federmann Enterprises Ltd., in consideration for approximately $197 million. The transaction was consummated following the exercise by Federmann Enterprises Ltd. of its right of first refusal that was trigged by the agreement signed on July 8, 2004 between Elron Electronic Industries Ltd. and Tadiran Communications Ltd. As a result of the sale, the Federmann Enterprises Ltd. and certain of its affiliates are the beneficial owner of approximately 49.8% of the Company's outstanding shares.

         o On July 28, 2004, Mr. Doron Birger and Mr. Avi Fisher submitted their resignations, and on August 8, 2004, Mr. Ami Erel submitted his resignation, from the Company's Board of Directors, following the completion of the sale of Elron Electronic Industries Ltd.'s holdings in the Company to Federmann Enterprises Ltd.

         o On August 8, 2004, the Board of Directors approved the appointment of Mr. Yigal Ne'eman as a member of the Board of Directors.

         Financial Highlights

         The Company's revenues increased by 5.9% and reached $231.6 million in the second quarter of 2004, as compared to $218.8 million in the second quarter of 2003. The main increase in revenues was in the land vehicles systems area.

         Net earnings in the second quarter of 2004 were $11.3 million and the diluted earnings per share were $0.28, as compared to $9.2 million and $0.23 in the second quarter of 2003. Excluding the phantom option plan non-cash expenses, net earning in the quarter ended June 30, 2004 were $ 14 million, and the EPS was $0.34, as compared to $13.3 million and $
         0.33 in the second quarter of 2003.

         The Company's backlog as of June 30, 2004 reached $1.9 billion, as compared to $1.75 billion as of December 31, 2003.

         The Company's cash flow generated from operations in the six months period ended June 30, 2004 was $54.7 million, as compared to $11.2 million in the six months period ended June 30, 2003.

         The Board of Directors declared an extraordinary dividend of $1.80 per share.


B.       Backlog of Orders

         The Company's backlog of orders as of June 30, 2004 reached $1,906 million, of which 68% were for orders outside Israel. The Company's backlog as of December 31, 2003 was $1,752 million, of which 63% were for orders outside Israel.

         Approximately 63% of the Company's backlog as of June 30, 2004 is scheduled to be performed in the following two quarters of 2004 and during 2005. The majority of the 37% balance is scheduled to be performed in 2006 and 2007.


C.       Critical Accounting Policies and Estimates

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2003 and in Note 2 to the un-audited consolidated financial statements for the quarter ended June 30, 2004. See also the Company's management report for the year ended December 31, 2003.


D.       Sarbanes-Oxley Act

         According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, the Company is required to include in its annual report for 2005 an assessment, as of the end of the fiscal year, of the effectiveness of its internal controls over financial reporting.

         During 2003 and the first two quarters of 2004, the Company took steps to assure compliance of its documentation and internal controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. The Company plans to continue with these steps during the remainder of 2004 and 2005.


E.       New Accounting Standards

         The significant accounting policies in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements except as follows:

         In January 2003, the FASB issued Financial Accounting Standard Board
         (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that arose. FIN 46 provides a new framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in the activities of the company's financial statements. The provisions of FIN 46 were adopted as of March 31, 2004. The adoption of FIN 46 did not have a significant effect on the Company's financial statements.


F.       Employee Stock Option Plan

         The change in the Company's share price affected the Company's financial results due to the impact of the employee stock option plan adopted in 2000. The plan was comprised of options for 5 million shares, divided into options to purchase up to 2.5 million shares and an additional 2.5 million "phantom" options. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only, and are considered as a variable option plan. The actual number of options granted as of June 30, 2004 was approximately 4.8 million.

         Under U.S. GAAP, the total compensation is computed periodically according to the change in the share price and amortized as compensation expense, or income, based on the vesting period of the options. The amount of the net expense related to the "phantom" stock option compensation in the first two quarters of 2004 was approximately $3.0 million.

I.       Summary of Financial Results

         The following table sets forth the reported consolidated statements of operations of the Company for the three and six-month periods ended June 30, 2004 and June 30, 2003.

                                                   For the six months ended                      For the three months ended
                                          -------------------------------------------     -----------------------------------------
                                                           June 30                                        June 30
                                          -------------------------------------------     -----------------------------------------
                                                  2004                    2003                    2004                   2003
                                          -------------------     -------------------     -------------------      ----------------
                                             $            %          $            %          $            %          $          %
                                          ------        -----     ------        -----     ------        -----      -----      -----
                                                              (In thousands of U.S. dollars except per share data)

Total revenues                           445,317        100.0    420,948        100.0    231,645        100.0    218,758      100.0

Cost of revenues                         329,879         74.1    306,804         72.9    173,127         74.7    161,513       73.8
                                         -------        -----    -------        -----    -------        -----    -------      -----
Gross profit                             115,438         25.9    114,144         27.1     58,518         25.3     57,245       26.2
                                         -------        -----    -------        -----    -------        -----    -------      -----

Research and development
expenses, net                             27,121          6.1     28,488          6.8     13,857          6.0     13,636        6.2

Marketing and selling expenses            35,444          8.0     35,123          8.3     19,035          8.2     18,970        8.7

General and administrative expenses       23,204          5.2     22,889          5.4     11,791          5.1     11,905        5.5
                                         -------        -----    -------        -----    -------        -----    -------      -----

                                          85,769         19.3     86,500         20.5     44,683         19.3     44,511       20.4
                                         -------        -----    -------        -----    -------        -----    -------      -----

Operating  income                         29,669          6.7     27,644          6.6     13,835          6.0     12,734        5.8

Finance expenses, net                     (1,301)        (0.3)    (3,306)        (0.8)      (822)        (0.4)    (2,030)      (0.9)

Other income (expenses), net                 (84)         -           91          -         (299)        (0.1)       (18)       -
                                         -------        -----    -------        -----    -------        -----    -------      -----

Income before income taxes                28,284          6.4     24,429          5.8     12,714          5.5     10,686        4.9

Taxes on income                            7,401          1.7      6,602          1.6      3,207          1.4      2,956        1.4
                                         -------        -----    -------        -----    -------        -----    -------      -----

                                          20,883          4.7     17,827          4.2      9,507          4.1      7,730        3.5
Minority interest in losses
of subsidiaries                              187          -          690          0.2        193          0.1        433        0.2

Equity in net earnings of affiliated
companies and partnership                  2,969          0.7      2,949          0.7      1,612          0.7      1,048        0.5
                                         -------        -----    -------        -----    -------        -----    -------      -----

Net earnings                              24,039          5.4     21,466          5.1     11,312          4.9      9,211        4.2
                                         =======        =====    =======        =====    =======        =====    =======      =====

Diluted net earnings per share              0.59                    0.54                    0.28                    0.23
                                         =======                 =======                 =======                 =======

         Non -US GAAP Disclosure

         The following table sets forth the Company's results of operations excluding the effect of the Company's phantom stock option plan ("phantom plan") in 2004 and 2003:

                                                        For the six months                        For the three months
                                                           ended June 30                              ended June 30
                                              ------------------  ------------------   ---------------------   ---------------------
                                                       2004               2003                2004                     2003
                                              ------------------  ------------------   ---------------------   ---------------------
                                                 $            %      $            %      $               %        $              %
                                              -------       ----  -------       ----   ------           ----   ------           ----
                                                             (In thousands of U.S. dollars except per share data)
Gross profit as reported                      115,438       25.9  114,144       27.1   58,518           25.3   57,245           26.3

Non-cash expense related to phantom plan        2,056        0.5    3,520        0.9    1,876            0.8    2,767            1.3
                                              -------       ----  -------       ----   ------           ----   ------           ----
Gross profit excluding phantom plan effect
in 2004 and 2003                              117,494       26.4  117,664       28.0   60,394           26.1   60,012           27.6
                                              =======       ====  =======       ====   ======           ====   ======           ====

Operating  profit as reported                  29,669        6.7   27,644        6.6   13,835            6.0   12,734            5.8

Non-cash expense related to phantom plan        3,739        0.8    6,421        1.5    3,411            1.5    5,030            2.3
                                              -------       ----  -------       ----   ------           ----   ------           ----
Operating profit excluding phantom  plan       33,408        7.5   34,065        8.1   17,246            7.4   17,764            8.1
                                              =======       ====  =======       ====   ======           ====   ======           ====
Net earnings as reported                       24,039        5.4   21,466        5.1   11,312            4.9    9,211            4.2

Non-cash expense related to phantom plan        2,991        0.7    5,137        1.2    2,729            1.2    4,115            1.9
                                              -------       ----  -------       ----   ------           ----   ------           ----
Net earnings excluding phantom plan effect     27,030        6.1   26,603        6.3   14,041            6.1   13,326            6.1
                                              =======       ====  =======       ====   ======           ====   ======           ====
Diluted net earnings per share as
Reported                                         0.59                0.54                0.28                    0.23

Diluted net earnings per share excluding
phantom plan effect                              0.66                0.66                0.34                    0.33
                                              =======             =======              ======                  ======

         Revenues

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         The Company's consolidated revenues increased by 5.8%, from $420.9 million in the first six months of 2003 to $445.3 million in the first six months of 2004.

         The following table sets forth the Company's revenue distribution by areas of operation:


                                                 Six-Month Period ended
                                            --------------------------------
                                            June 30, 2004     June 30, 2003
                                            --------------    --------------
                                          $ millions   %   $ millions     %
         Airborne systems                   187.3     42.1    201.2     47.8
         Land vehicle systems               107.7     24.2     75.8     18.0
         C4I systems                         57.3     12.9     64.6     15.3
         Electro-optics                      69.2     15.5     54.7     13.0
         Other  (mainly non-defense
         engineering and
         production services)                23.8      5.3     24.6      5.9
                                            -----    -----    -----    -----
         Total                              445.3    100.0    420.9    100.0
                                            =====    =====    =====    =====

         The decrease in the airborne systems sales was mainly a result of completion of certain upgrade programs, while new programs are expected to generate revenues in the future.

         The increase in the land vehicle systems revenues of approximately 42% was mainly due to revenues from fire control systems sold for new land vehicle projects in various countries.

         The following table sets forth the Company's distribution of revenues by geographic regions:

                                   Six-Month Period ended
                              --------------------------------
                              June 30, 2004     June 30, 2003
                              --------------    --------------
                           $ millions    %   $ millions     %
         Israel               110.5     24.8    111.9     26.6
         United States        166.7     37.4    159.6     37.9
         Europe                65.7     14.8     49.0     11.6
         Other countries      102.4     23.0    100.4     23.9
                              -----    -----    -----    -----
         Total                445.3    100.0    420.9    100.0
                              =====    =====    =====    =====

         Revenues from sales to Europe increased by 34.1%, from $49.0 million to $65.7 million. The increase was mainly from other new projects sold to European customers and due to consolidating sales of a subsidiary in Europe ("OIP") that was acquired during the second half of 2003.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         The consolidated revenues increased by 5.9% from $218.8 million in the second quarter of 2003 to $231.6 million in the second quarter of 2004.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                             Three-Month Period ended
                                         --------------------------------
                                         June 30, 2004     June 30, 2003
                                         --------------    --------------
                                     $ millions      %   $ millions    %

         Airborne systems                 98.7     42.6    102.3     46.8
         Land vehicle systems             50.5     21.8     43.5     19.9
         C4I systems                      27.8     12.0     32.6     14.9
         Electro-optics                   38.5     16.6     27.5     12.5
         Other  (mainly non-defense
         engineering  and
         production services)             16.1      7.0     12.9      5.9
                                         -----    -----    -----    -----
         Total                           231.6    100.0    218.8    100.0
                                         =====    =====    =====    =====

         The following table sets forth the Company's distribution of revenues by geographic regions:

                                  Three-Month Period ended
                              --------------------------------
                              June 30, 2004     June 30, 2003
                              --------------    --------------
                           $ millions     %   $ millions    %

         Israel                56.6     24.4     61.5     28.1
         United States         87.3     37.7     82.5     37.7
         Europe                33.7     14.5     27.6     12.6
         Other countries       54.1     23.4     47.2     21.6
                              -----    -----    -----    -----
         Total                231.6    100.0    218.8    100.0
                              =====    =====    =====    =====

         The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints. The recent economic situation in Israel has created some uncertainty with respect to the Israeli Government's general and defense budgets.

         Gross Profit

         The Company's gross profit represents the aggregate results of the Company's activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         Reported gross profit in the six months ended June 30, 2004 was $115.4 million as compared to $114.1 million in the six months ended June 30, 2003. The reported gross profit margin in the six months ended June 30, 2004 was 25.9% as compared to 27.1% in the corresponding period of the previous year. The difference in the gross profit was the result of the mix of programs generating revenues in the applicable periods.

         The Company's cost of goods sold in the six months ended June 30, 2004 included $2.1 million in non-cash expenses resulting from its phantom option plan, as compared $3.5 million in the six months ended June 30, 2003. Excluding non-cash expenses related to the Company's phantom option, gross profit in the six months ended June 30, 2004 was $117.5 million, or 26.4% of revenues, as compared to $117.7 million, or 28.0% of revenues in the six months ended June 30, 2003.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         Reported gross profit in the quarter ended June 30, 2004 was $58.5 million as compared to $57.2 million in the quarter ended June 30, 2003. The reported gross profit margin in the second quarter of 2004 was 25.3% as compared to 26.2% in the same period last year. The difference in the gross profit was as a result of the mix of programs generating revenues in the applicable periods.

         The Company's cost of goods sold in the second quarter of 2004 included $1.9 million in non-cash expenses resulting from its phantom option plan, as compared to $2.8 million in the second quarter of 2003. Excluding non-cash expenses related to the Company's phantom option compensation costs, gross profit in the quarter ended June 30, 2004 was $60.4 million, or 26.1% of revenues, as compared to $60.0 million, or 27.6% in the quarter ended June 30, 2003.


         Research and Development ("R&D")

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D activities in the reported period were in accordance with its plans. Some of these activities are coordinated with, and partially funded by, third parties, including the Israeli Ministry of Defense ("IMOD") and the Office of the Chief Scientist ("OCS"). These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors.

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         Gross R&D expenses in the six months ended June 30, 2004 totaled $32.8 million (7.4% of revenues), as compared to $30.9 million (7.3% of revenues) in the six months ended June 30, 2003.

         Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in the six months period ended June 30, 2004 totaled $27.1 million (6.1% of revenues), as compared to $28.5 million (6.8% of revenues) in the six months period ended June 30, 2003.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         Gross R&D expenses in the quarter ended June 30, 2004 totaled $16.3 million (7.1% of revenues), as compared to $15.2 million (6.9% of revenues) in the quarter ended June 30, 2003.

         Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in the quarter ended June 30, 2004 totaled $13.8 million (6.0% of revenues), as compared to $13.6 million (6.2% of revenues) in the quarter ended June 30, 2003.


         Marketing and Selling Expenses

         The Company maintains its activities in developing new markets and pursues various business opportunities according to the Company's plan.

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         Marketing and selling expenses in the six months ended June 30, 2004 were $35.4 million (8.0% of revenues), as compared to $35.1 million (8.3% of revenues) in the six months ended June 30, 2003.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         Marketing and selling expenses in the quarter ended June 30, 2004 were $19.0 million (8.2% of revenues), as compared to $19.0 million (8.7% of revenues) in the quarter ended June 30, 2003.


         General and Administrative ("G&A") Expenses

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         G&A expenses were $23.2 million (5.2% of revenues) in the six months ended June 30, 2004, as compared to $22.9 million (5.4% of revenues) in the six months ended June 30, 2003.

         Excluding the phantom option plan non-cash expenses, G&A expenses in the six months ended June 30, 2004 were $22.3 million (5.0% of revenues), as compared to $22.3 million (5.1% of revenues) in the six months ended June 30, 2003.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         G&A expenses were $11.8 million (5.5% of revenues) in the quarter ended June 30, 2004, as compared to $11.9 million (5.5% of revenues) in the quarter ended June 30, 2003.

         Excluding the phantom option plan non-cash expenses, G&A expenses in the quarter ended June 30, 2004 were $10.9 million (4.7% of revenues), as compared to $10.6 million (4.9% of revenues) in the quarter ended June 30, 2003.


         Operating Profit

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         As a result of all of the above, reported operating income in the six months ended June 30, 2004 was $29.7 million (6.7% of revenues), as compared to $27.6 million (6.6% of revenues) in the six months ended June 30, 2003.

         For the six months ended June 30, 2004, the Company's operating profit included $3.7 million in non-cash expenses associated with the Company's phantom option plan, as compared to $6.4 million in the six months ended June 30, 2003.

         Excluding phantom share compensation costs, operating income totaled $33.4 million (7.5% of revenues) in the six months ended June 30, 2004, as compared to $34.1 million (8.1% of revenues) in the six months ended June 30, 2003.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         As a result of all of the above, reported operating income in the quarter ended June 30, 2004 was $13.8 million (6.0% of revenues), as compared to $12.7 million (5.8% of revenues) in the quarter ended June 30, 2003.

         During the second quarter of 2004, the Company's operating profit included $3.4 million in non-cash expenses associated with the Company's phantom option plan, as compared $5.0 million in the second quarter of 2003.

         Excluding phantom share compensation costs, operating income totaled $17.2 million (7.4% of revenues) in the quarter ended June 30, 2004, as compared to $17.7 million (8.1% of revenues) in the quarter ended June 30, 2003.


         Finance Expense (Net)

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         Net finance expense in the six months ended June 30, 2004 was $1.3 million, as compared to $3.3 million of finance expense in the six months ended June 30, 2003.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         Net finance expense in the quarter ended June 30, 2004 was $0.8 million, as compared to $2.0 million of finance expense in the quarter ended June 30, 2003.

         The decrease in the net finance expense resulted mainly from a lower level of short and long-term loans in the second quarter of 2004 as compared to the second quarter of 2003.


         Taxes on Income

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The changes in the effective tax rate are attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate.

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         Provision for taxes in the six months ended June 30, 2004 was $7.4 million (effective tax rate of 26.2%), as compared to a provision for taxes of $6.6 million (effective tax rate of 27.0%) in the six months ended June 30, 2003.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         Provision for taxes in the quarter ended June 30, 2004 was $3.2 million (effective tax rate of 25.2%), as compared to a provision for taxes of $3.0 million (effective tax rate of 27.7%) in the quarter ended June 30, 2003.

         Company's Share in Earnings of Affiliated Companies and Partnership

         The companies, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate mainly in complementary areas related to the Company's core business areas, including electro-optics and airborne systems.

         The Company believes that its affiliates will continue to contribute significantly to the Company's earnings.

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         In the six months ended June 30, 2004 the Company had net income of $3.0 million from its share in earnings of affiliated companies and partnership, as compared to $2.9 million in the six months ended June 30, 2003.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         In the second quarter of 2004 the Company had net income of $1.6 million from its share in earnings of affiliated companies and partnership, as compared to $1.0 million in the second quarter of 2003.


         Net Earnings and Earnings Per Share ("EPS")

         Six Months Ended on June 30, 2004, Compared to Six Months Ended on June 30, 2003

         Reported net earnings in the six months ended June 30, 2004 were $24.0 million (5.4% of revenues), as compared to reported net earnings of $21.5 million (5.1% of revenues) in the six months ended June 30, 2003. Diluted EPS in the six months ended June 30, 2004 was $0.59, as compared to $0.54 per share in the six months ended June 30, 2003.

         Excluding the phantom option plan non-cash expenses, net earnings in the six months ended June 30, 2004 were $27.0 million (6.1% of revenues), and the EPS was $0.66, as compared to $26.6 million (6.3% of revenues) and an EPS of $0.66 in the six months ended June 30, 2003.

         The number of shares used for computation of diluted EPS in the six months ended June 30, 2004 was 40,805 thousand shares, as compared to 40,095 thousand shares in the six months ended June 30, 2003. The increase in the number of shares used for computation of diluted EPS was due mainly to the change in the average share price during the six months ended June 30, 2004 which, due to the impact of the Company's stock option plan, affects the number of shares calculated on a diluted basis, and due to exercise of options by employees during the period.

         Three Months Ended on June 30, 2004, Compared to Three Months Ended on June 30, 2003

         Reported net earnings in the quarter ended June 30, 2004 were $11.3 million (4.9% of revenues), as compared to reported net earnings of $9.2 million (4.2% of revenues) in the quarter ended June 30, 2003. Diluted EPS in the quarter ended June 30, 2004 was $0.28, as compared to $0.23 in the quarter ended June 30, 2003.

         Excluding the phantom option plan non-cash expenses, net earnings in the quarter ended June 30, 2004 were $14.0 million (6.1% of revenues), and the EPS was $0.34, as compared to $13.3 million (6.1% of revenues) and an EPS of $0.66 in the quarter ended June 30, 2003.

         The number of shares used for computation of diluted EPS in the quarter ended June 30, 2004 was 40,892 thousand shares, as compared to 40,396 thousand shares in the quarter ended June 30, 2003. The increase in the number of shares used for computation of diluted EPS was due mainly to the change in the average share price during the second quarter of 2004 which, due to the impact of the Company's stock option plan, affects the number of shares calculated on a diluted basis, and due to exercise of options by employees during the period.


J.       Liquidity and Capital Resources

         The Company's cash flows are effected by the cumulative cash flows of its various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flows may vary from one period to another.

         The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

         The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and elsewhere based on its capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and debentures to the public from time to time.

         The Company's net cash flows generated from operating activities in the six-month period ended June 30, 2004 were $54.7 million, resulting mainly from net income for the period and collection of accounts receivable.

         Net cash flows used for investment activities in the quarter ended June 30, 2004 were $24.2 million, which were used mainly for procurement of property, plans and equipment. The investments were made primarily in equipment for the Group's various manufacturing plants and in a building constructed at Elbit Systems' facility in Haifa, Israel. The building is planned to house employees currently located in various leased locations in the industrial park in Haifa, and the Company plans to complete its population during the third quarter of 2004.

         Net cash flows used for financing activities in the six-month period ended June 30, 2004 were $16.3 million, reflecting $5.7 million in proceeds from the exercise of options and repayment of short and long-term borrowings.

         On June 30, 2004, the Company had total borrowings in the amount of $62.7 million, including $48.7 million in long-term loans, and $433 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On June 30, 2004, the Company had a cash balance amounting to $90.3 million.

         As of June 30, 2004, the Company had working capital of $201.2 million and its current ratio was 1.56. The Company's ratio of equity to total assets was 47%.

K.       Derivatives and Hedges

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts and other hedging instruments related to NIS, based on market conditions.

         On June 30, 2004, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations. The Company's deposits and loans are based on variable interest rates, and their value as of June 30, 2004 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of its liabilities and the return on its assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On June 30, 2004, the Company had exposure due to liabilities denominated in NIS of $63 million in excess of its NIS denominated assets. These liabilities represent mostly wages, trade payables. The amount of the Company's exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time. On June 30, 2004, the Company had options for hedging future cash flows in the amount of $57 million. The fair market value of the options as of June 30, 2004 amounted to $0.49 million.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of June 30, 2004 by forward contracts. On June 30, 2004, the Company had contracts for the sale and purchase of such foreign currencies totaling $28.6 million. The results of financial derivative activities in this quarter were not material.


L.       Dividends

         The Board of Directors declared on August 8, 2004 an extraordinary dividend of $1.80 per share.

                                      * * *

                                                                       Exhibit 3



                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                             CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2004
                                   (Unaudited)
                         (In thousands of U.S. dollars)

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                             CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2004
                                   (Unaudited)
                         (In thousands of U.S. dollars)



                                 C O N T E N T S


                                                                 Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   Consolidated Balance Sheets                                   2 - 3

   Consolidated Statements of Income                             4

   Consolidated Statements of Changes in Shareholders' Equity    5 -7

   Consolidated Statements of Cash Flows                         8 - 9

   Notes to the Consolidated Financial Statements                10 - 13


                                   # # # # # #

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
 (In thousands of U.S. dollars, except per share data)

                                                         June 30,     December 31,
                                                           2004          2003
                                                       (Unaudited)    (Audited)
                                                        ----------    ----------
CURRENT ASSETS
 Cash and cash equivalents                              $   90,336    $   76,156
 Short-term bank deposits                                      565           690
 Trade receivables, net                                    180,330       203,281
 Other receivables and prepaid expenses                     46,749        48,363
 Inventories, net of advances                              241,868       249,225
                                                        ----------    ----------
 Total current assets                                      559,848       577,715
                                                        ----------    ----------

INVESTMENTS AND LONG-TERM RECEIVABLES
 Investments in affiliated companies and partnership        27,634        26,478
 Investments in other companies                             11,745        11,745
 Long-term bank deposits and loan                            1,984         2,347
 Severance pay fund                                         77,003        76,218
                                                        ----------    ----------
                                                           118,366       116,788
                                                        ----------    ----------

PROPERTY, PLANT AND EQUIPMENT, NET                         237,204       229,221
                                                        ----------    ----------



INTANGIBLE ASSETS, NET
 Goodwill                                                   32,576        32,576
 Other intangible assets, net                               64,044        67,436
                                                        ----------    ----------
                                                            96,620       100,012
                                                        ----------    ----------

                                                        $1,012,038    $1,023,736
                                                        ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
 (In thousands of U.S. dollars except share and per share data)

                                                                                  June 30,      December 31,
                                                                                    2004            2003
                                                                                (Unaudited)      (Audited)
                                                                                -----------     -----------
CURRENT LIABILITIES
  Short-term bank credit and loans                                              $     7,374     $     8,509
  Current maturities of long-term loans                                               6,585           6,532
  Trade payables                                                                    100,495         106,252
  Other payables and accrued expenses                                               159,496         157,820
  Customers advances and amounts in excess of costs incurred on contracts
  in progress                                                                        84,721          99,618
                                                                                -----------     -----------
  Total current liabilities                                                         358,671         378,731
                                                                                -----------     -----------

LONG-TERM LIABILITIES
  Long-term loans                                                                    48,711          62,324
  Advances from customers                                                             2,762           7,592
  Deferred income taxes                                                              26,015          24,916
  Accrued severance pay                                                              93,931          93,979
                                                                                -----------     -----------
                                                                                    171,419         188,811
                                                                                -----------     -----------

MINORITY INTERESTS                                                                    3,972           4,115
                                                                                -----------     -----------

SHAREHOLDERS' EQUITY
  Share capital
  Ordinary shares of New Israeli Shekels (NIS) 1 par value; Authorized -
  80,000,000 shares as of June 30, 2004 and
     December 31, 2003;
  Issued - 40,337,372 and 39,746,125 shares as of June 30, 2004 and December
    31, 2003, respectively;
  Outstanding - 39,928,551 and 39,337,304 shares as of
    June 30, 2004 and December 31, 2003, respectively                                11,405          11,273
  Additional paid-in capital                                                        269,047         259,033
  Accumulated other comprehensive loss                                               (3,584)         (3,992)
  Retained earnings                                                                 205,429         190,086
  Treasury shares - 408,821 shares as of June 30, 2004 and
    December 31, 2003                                                                (4,321)         (4,321)
                                                                                -----------     -----------
                                                                                    477,976         452,079
                                                                                -----------     -----------

                                                                                $ 1,012,038     $ 1,023,736
                                                                                ===========     ===========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)

                                                        Six months ended          Three months ended       Year ended
                                                            June 30,                    June 30,           December 31,
                                                     -----------------------    -----------------------     ---------
                                                       2004           2003         2004          2003          2003
                                                     ---------     ---------    ---------     ---------     ---------
                                                           (Unaudited)               (Unaudited)            (Audited)
                                                     -----------------------    -----------------------     ---------
Revenues                                             $ 445,317     $ 420,948    $ 231,645     $ 218,758     $ 897,980
Cost of revenues                                       329,879       306,804      173,127       161,513       673,561
                                                     ---------     ---------    ---------     ---------     ---------
  Gross profit                                         115,438       114,144       58,518        57,245       224,419
                                                     ---------     ---------    ---------     ---------     ---------

Research and development costs, net                     27,121        28,488       13,857        13,636        54,919
Marketing and selling expenses                          35,444        35,123       19,035        18,970        69,943
General and administrative expenses                     23,204        22,889       11,791        11,905        46,077
                                                     ---------     ---------    ---------     ---------     ---------

                                                        85,769        86,500       44,683        44,511       170,939
                                                     ---------     ---------    ---------     ---------     ---------

  Operating income                                      29,669        27,644       13,835        12,734        53,480

Financial expenses, net                                  1,301         3,306          822         2,030         4,870
Other income (expenses), net                               (84)           91         (299)          (18)          903
                                                     ---------     ---------    ---------     ---------     ---------
   Income before taxes on income                        28,284        24,429       12,714        10,686        49,513
Taxes on income                                          7,401         6,602        3,207         2,956        11,334
                                                     ---------     ---------    ---------     ---------     ---------
                                                        20,883        17,827        9,507         7,730        38,179
Equity in net  earnings of  affiliated  companies
   and partnership                                       2,969         2,949        1,612         1,048         7,209
Minority interests in losses of subsidiaries               187           690          193           433           557
                                                     ---------     ---------    ---------     ---------     ---------
   Net income                                        $  24,039     $  21,466    $  11,312     $   9,211     $  45,945
                                                     =========     =========    =========     =========     =========

Earnings per share
   Basic net earnings per share                      $    0.61     $    0.55    $    0.28     $    0.24     $    1.18
                                                     =========     =========    =========     =========     =========

   Diluted net earnings per share                    $    0.59     $    0.54    $    0.28     $    0.23     $    1.14
                                                     =========     =========    =========     =========     =========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)

                                                                                               Accumulated
                                                   Number of                   Additional         other
                                                  outstanding      Share         paid-in      comprehensive
                                                    shares        capital        capital           loss
                                                 -------------- ------------- -------------- ----------------- --
Balance as of January 1, 2003
  (Audited)                                         38,803,507      $ 11,154      $ 248,387       $(2,882)
Exercise of options                                    533,797           119          5,147             -
Tax benefit in respect of options exercised                  -             -            758             -
Amortization of stock based compensation                     -             -          4,741             -
Dividends paid                                               -             -              -             -
Comprehensive income (loss):
Unrealized losses on derivative instruments                  -             -              -          (578)
Foreign currency translation differences                     -             -              -           340
Minimum pension liability                                    -             -              -          (872)
Net income                                                   -             -              -             -
                                                 -------------- ------------- -------------- ----------------- --
Total comprehensive income
Balance as of December 31, 2003
  (Audited)                                         39,337,304       $11,273       $259,033       $(3,992)
Exercise of options                                    591,247           132          5,584             -
Tax benefit in respect of options exercised                  -             -            691             -
Amortization of stock based compensation                     -             -          3,739             -
Dividends paid                                               -             -              -             -
Comprehensive income (loss):
Unrealized gains on derivative instruments                   -             -              -           428
Foreign currency translation differences                     -             -              -           (20)
Net income
                                                 -------------- ------------- -------------- ----------------- --
Total comprehensive income
Balance as of June 30, 2004
 (Unaudited)                                        39,928,551      $ 11,405      $ 269,047      $ (3,584)
                                                 ============== ============= ============== ================= ==

                                                                                  Total         Total other
                                                  Retained       Treasury     shareholders'    comprehensive
                                                  earnings        shares         equity            income
                                                -------------- -------------- --------------- -----------------
Balance as of January 1, 2003
  (Audited)                                          $159,023       $ (4,321)     $411,361
Exercise of options                                         -              -         5,266
Tax benefit in respect of options exercised                 -              -           758
Amortization of stock based compensation                    -              -         4,741
Dividends paid                                        (14,882)             -       (14,882)
Comprehensive income (loss):
Unrealized losses on derivative instruments                 -              -          (578)           $(578)
Foreign currency translation differences                    -              -           340              340
Minimum pension liability                                   -              -          (872)            (872)
Net income                                             45,945              -        45,945           45,945
                                                -------------- -------------- --------------- -----------------
Total comprehensive income                                                                          $44,835
                                                                                              =================
Balance as of December 31, 2003
  (Audited)                                          $190,086        $(4,321)     $452,079
Exercise of options                                         -              -         5,716
Tax benefit in respect of options exercised                 -              -           691
Amortization of stock based compensation                    -              -         3,739
Dividends paid                                         (8,696)             -        (8,696)
Comprehensive income (loss):
Unrealized gains on derivative instruments                  -              -           428            $ 428
Foreign currency translation differences                    -              -           (20)             (20)
Net income                                             24,039              -        24,039           24,039
                                                -------------- -------------- --------------- -----------------
Total comprehensive income                                                                          $24,447
                                                                                              =================
Balance as of June 30, 2004
 (Unaudited)                                        $ 205,429       $ (4,321)    $ 477,976
                                                ============== ============== ===============

              The accompanying notes are an integral part of the
                       consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)

                                                                                               Accumulated
                                                   Number of                   Additional         other
                                                  outstanding      Share         paid-in      comprehensive
                                                    shares        capital        capital          loss
                                                 -------------- ------------- -------------- -----------------
Balance as of January 1, 2003
  (Audited)                                         38,803,507       $11,154       $248,387       $(2,882)
Exercise of options                                    348,641            77          3,338             -
Tax benefit in respect of options exercised                  -                          434             -
Amortization of deferred stock compensation                  -                        6,421             -
Dividend paid                                                -                            -             -
Comprehensive income (loss):
 Unrealized gains on derivative instruments                  -             -              -         2,144
Net income                                                   -             -              -             -
                                                 -------------- ------------- -------------- -----------------
Total comprehensive income
Balance as of June 30, 2003
  (Unaudited)                                       39,152,148       $11,231       $258,580         $(738)
                                                 ============== ============= ============== =================
Balance as of April 1, 2004
  (Unaudited)                                       39,718,413       $11,358       $263,324       $(3,942)
Exercise of options                                    210,138            47          2,032             -
Tax benefit in respect of options exercised                  -             -            280             -
Amortization of deferred stock compensation                  -             -          3,411             -
Dividend paid                                                -             -              -             -
Comprehensive income (loss):
 Unrealized gains on derivative instruments                                                           522
Foreign currency translation differences                     -             -              -          (164)
Net income
                                                 -------------- ------------- -------------- -----------------
Total comprehensive income
Balance as of June 30, 2004
  (Unaudited)                                       39,928,551       $11,405      $ 269,047      $ (3,584)
                                                 ============== ============= ============== =================

                                                                                  Total          Total other
                                                  Retained       Treasury     shareholders'     comprehensive
                                                  earnings        shares          equity            income
                                                 ------------- -------------- ---------------- -----------------
Balance as of January 1, 2003
  (Audited)                                          $159,023        $(4,321)     $411,361                 -
Exercise of options                                         -              -         3,415                 -
Tax benefit in respect of options exercised                 -              -           434                 -
Amortization of deferred stock compensation                 -              -         6,421                 -
Dividend paid                                          (7,051)             -        (7,051)                -
Comprehensive income (loss):
 Unrealized gains on derivative instruments                 -              -         2,144            $2,144
Net income                                             21,466              -        21,466            21,466
                                                 ------------- -------------- ---------------- -----------------
Total comprehensive income                                                                           $23,610
                                                                                               =================
Balance as of June 30, 2003
  (Unaudited)                                        $173,438        $(4,321)     $438,190
                                                 ============= ============== ================
Balance as of April 1, 2004
  (Unaudited)                                        $198,486        $(4,321)     $464,905
Exercise of options                                         -              -         2,079
Tax benefit in respect of options exercised                 -              -           280
Amortization of deferred stock compensation                 -              -         3,411
Dividend paid                                          (4,369)             -        (4,369)
Comprehensive income (loss):
 Unrealized gains on derivative instruments                 -              -           522             $ 522
Foreign currency translation differences                    -              -          (164)             (164)
Net income                                             11,312              -        11,312            11,312
                                                 ------------- -------------- ---------------- -----------------
Total comprehensive income                                                                          $ 11,670
                                                                                               =================
Balance as of June 30, 2004
  (Unaudited)                                       $ 205,429       $ (4,321)    $ 477,976
                                                 ============= ============== ================

              The accompanying notes are an integral part of the
                       consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)

                                                                                               Accumulated
                                                   Number of                   Additional         other
                                                  outstanding      Share         paid-in      comprehensive
                                                    shares        capital        capital          loss
                                                 -------------- ------------- --------------- -----------------
Balance as of April 1, 2003
  (Unaudited)                                       38,843,262      $ 11,162      $ 250,250       $(2,882)
Exercise of options                                    308,886            69          2,918
Tax benefit in respect of options exercised                  -             -            382             -
Amortization of deferred stock compensation                  -             -          5,030             -
Dividend paid                                                -             -              -             -
Comprehensive income (loss):
Unrealized gains on derivative instruments                   -             -              -         2,144
Net income                                                   -             -              -             -
                                                 -------------- ------------- --------------- -----------------
Total comprehensive income


Balance as of June 30, 2003
  (Unaudited)                                       39,152,148       $11,231      $ 258,580        $ (738)
                                                 ============== ============= =============== =================

                                                                                 Total          Total other
                                                 Retained       Treasury     shareholders'     comprehensive
                                                 earnings        shares          equity            income
                                                 ------------ -------------- ---------------- -----------------
Balance as of April 1, 2003
  (Unaudited)                                      $ 167,786       $ (4,321)    $ 421,995
Exercise of options                                                                 2,987                 -
Tax benefit in respect of options exercised                -              -           382                 -
Amortization of deferred stock compensation                -              -         5,030                 -
Dividend paid                                         (3,559)             -        (3,559)                -
Comprehensive income (loss):
Unrealized gains on derivative instruments                 -              -         2,144           $ 2,144
Net income                                             9,211              -         9,211             9,211
                                                 ------------ -------------- ---------------- -----------------
Total comprehensive income                                                                         $ 11,355
                                                                                              =================
Balance as of June 30, 2003
  (Unaudited)                                      $ 173,438       $ (4,321)    $ 438,190
                                                 ============ ============== ================

              The accompanying notes are an integral part of the
                       consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
(In thousands of U.S. dollars)

                                                                       Six months ended       Year ended
                                                                            June 30,         December 31,
                                                                     ---------------------     --------
                                                                       2004         2003         2003
                                                                     --------     --------     --------
                                                                         (Unaudited)           (Audited)
                                                                     ---------------------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $ 24,039     $ 21,466     $ 45,945
Adjustments to reconcile net income to net cash provided by
    operating activities:
Depreciation and amortization                                          20,304       18,452       37,890
Amortization of deferred stock compensation                             3,739        6,421        4,741
Deferred income taxes, net                                              1,274       (1,536)          35
Accrued severance pay, net                                               (833)         703       (1,240)
Gain (loss) on sale of property, plant and equipment                       16          141         (915)
Tax benefit in respect of options exercised                               691          434          758
Minority interests in earnings (losses) of subsidiaries                  (187)        (690)        (557)
Equity in net losses (earnings) of affiliated companies and
partnership, net of dividend received (*)                                 681       (2,789)      (4,995)

Changes in operating assets and liabilities:
 Decrease in short and long-term receivables and prepaid expenses      23,889       12,589       45,297
 Increase in inventories                                               (5,062)     (41,998)     (38,651)
 Increase (decrease) in trade payable, other payables and
 accrued expenses                                                      (5,216)      47,075       32,147
 Decrease in advances received from customers                          (7,308)     (49,288)     (27,855)
 Settlement of royalties with the Office of the Chief Scientist        (1,247)        (204)      (1,581)
 Other adjustments                                                        (91)         417          337
                                                                     --------     --------     --------
 Net cash provided by operating activities                             54,689       11,193       91,356
                                                                     --------     --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                             (26,262)     (29,147)     (61,287)
Acquisition of activity (Schedule A)                                        -       (1,052)      (2,458)
Investments in affiliated companies and subsidiaries                     (250)           -       (1,049)
Proceeds from sale of property, plant and equipment                     1,351        2,112        5,815
Repayment (grant) of short-term loan                                      714        2,050        2,400
Investment in long-term bank deposits                                    (167)        (794)      (1,750)
Proceeds from sale of long-term deposits                                  317        1,413        3,568
Short-term bank deposits, net                                             125          255          960
                                                                     --------     --------     --------
Net cash used in investing activities                                 (24,172)     (25,163)     (53,801)
                                                                     --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from exercise of options                                      5,716        3,415        5,266
 Repayment of long-term credit for purchase of a building                   -            -            -
 Repayment of long-term bank loans                                    (12,222)      (7,278)     (27,066)
 Proceeds from long-term bank loans                                         -            -       10,000
 Dividends paid                                                        (8,696)      (7,051)     (14,882)
  Change in short-term bank credit and loans, net                      (1,135)      (4,396)     (10,997)
                                                                     --------     --------     --------
 Net cash used in financing activities                                (16,337)     (15,310)     (37,679)
                                                                     --------     --------     --------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       14,180      (29,280)        (124)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
 PERIOD                                                                76,156       76,280       76,280
                                                                     --------     --------     --------
CASH AND CASH EQUIVALENTS AT THE END OF THE  PERIOD                  $ 90,336     $ 47,000     $ 76,156
                                                                     ========     ========     ========
(*) Dividend received                                                $  3,650        $   -     $  2,214
                                                                     ========     ========     ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
(In thousands of U.S. dollars)

                                                           Six months ended      Year ended
                                                                June 30,         December 31,
                                                        ---------------------     --------
                                                          2004         2003         2003
                                                        --------     --------     --------
                                                            (Unaudited)           (Audited)
                                                        ---------------------     --------
SUPPLEMENTARY CASH FLOWS
    ACTIVITIES:

     Cash paid during the period for:

       Income taxes                                     $  6,614     $  8,167     $ 14,666
                                                        ========     ========     ========

       Interest                                         $    844     $  1,214     $  4,034
                                                        ========     ========     ========


SCHEDULE A:
    Subsidiaries and businesses acquired

    Estimated net fair value of assets
      acquired and liabilities assumed at the
      date of acquisition was as follows:

    Working capital deficiency (except cash and cash
     equivalents)                                              -     $    816     $    657
       Property, plant and equipment                           -         (168)        (249)
      Goodwill, know-how and other intangible assets           -            -       (1,334)
       Deferred income taxes                                   -       (1,700)      (1,765)
       Long-term liabilities                                   -            -          198
       Minority interest                                       -            -           35
                                                        --------     --------     --------

                                                            $  -     $ (1,052)    $ (2,458)
                                                        ========     ========     ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
-------------------------------------------------------------------------------
(In thousands of U.S. dollars)


Note 1  -     GENERAL

              The accompanying financial statements have been prepared in a condensed format as of June 30, 2004, and for the six months and three months then ended in accordance with generally accepted accounting principles in the United States )U.S. GAAP( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 5 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

              These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2003.

              The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature.

              Operating results for the six months ended June 30, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.


Note 2 -      SIGNIFICANT ACCOUNTING  POLICIES

              A. The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements except as follows:

                     In January 2003, the Financial Accounting Standards Board
                     (FASB) issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN
                     46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities
                     (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of a VIE in its consolidated financial statements.

                     In general, a VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
-------------------------------------------------------------------------------
(In thousands of U.S. dollars, except share and per share data)

Note 2 -      SIGNIFICANT ACCOUNTING  POLICIES (CONT.)

                     FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

                     FIN 46 was effective immediately for VIEs created after January 31, 2003. The provisions of FIN 46, as revised, were adopted as of June 30, 2004 for the Company's interests in all VIEs. The adoption of FIN 46 did not have a significant effect on the Company's financial statements.

              B. The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.



Note 3 -      INVENTORIES, NET OF ADVANCES

                                                                June 30,   December 31,
                                                                  2004        2003
                                                                --------    --------
                                                               (Unaudited)   (Audited)
                                                                --------    --------
              Cost of long-term contracts in progress           $255,606    $253,663
              Raw materials                                       76,295      78,504
              Advances to suppliers and subcontractors            20,573      20,137
                                                                --------    --------
                                                                 352,474     352,304
               Less - Cost incurred on contracts in progress
                   deducted from customer advances                15,135      14,581
                                                                --------    --------
                                                                 337,339     337,723
               Less -Advances received from customers             89,347      77,482
                        Provision for losses                       6,124      11,016
                                                                --------    --------
                                                                $241,868    $249,225
                                                                ========    ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
-------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)

Note 4 -      STOCK-BASED COMPENSATION

              The Company has elected to follow Accounting Principles Board Opinion No. 25. ("APB 25") "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

              The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

              Pro forma information regarding the Company's net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

              If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company's stock-based employee compensation cost, net income and basic and diluted net earnings per share would have changed to the following pro forma amounts:

                                                    Six months ended             Three months ended        Year ended
                                                        June 30,                      June 30,            December 31,
                                               -------------------------     -------------------------     ----------
                                                  2004           2003           2004           2003           2003
                                               ----------     ----------     ----------     ----------     ----------
                                                      (Unaudited)                    (Unaudited)            (Audited)
Net income as reported                         $   24,039     $   21,466     $   11,312     $    9,211     $   45,945
Add - Stock based compensation expense
   net of related tax effects as
   reported  (intrinsic method)                     2,991          5,137          2,729          4,115          3,793
Deduct - Stock based compensation expense
under fair value based method of SFAS 123
net of related tax effects                         (1,478)        (1,478)          (739)          (799)        (2,956)
Pro forma net income                           $   25,552     $   25,125     $   13,302     $   12,527     $   46,782
                                               ----------     ----------     ----------     ----------     ----------

Net earnings per share:
 Basic net earnings per share as reported      $     0.61     $     0.55     $     0.28     $     0.24     $     1.18
 Diluted net earnings per share as reported    $     0.59     $     0.54     $     0.28     $     0.23     $     1.14
 Pro forma basic net earnings per share        $     0.64     $     0.65     $     0.33     $     0.32     $     1.20
 Pro forma diluted net earnings per share      $     0.63     $     0.63     $     0.33     $     0.31     $     1.16

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
-------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)


Note 5 - On June 29, 2004, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment") which reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007 progressively. The Amendment was signed and published in July 2004 and is therefore considered enacted in July 2004. Accordingly, the Company will record the effect of the change in the tax rate in the third quarter of 2004. The adoption of the Amendment will not have a significant effect on the Company's financial statements.

Note 6 -      RECONCILIATION TO ISRAELI GAAP

              As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 26 to the 2003 annual financial statements for a description of the differences between U.S. GAAP and Israeli GAAP in respect to the Company. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.

              1.  Effect on net income and earnings per share

                                                                                 Six months ended        Year ended
                                                                                     June 30,           December 31,
                                                                             -------------------------- --------------
                                                                                 2004         2003          2003
                                                                             -------------------------- --------------
                                                                                    (Unaudited)          (Audited)

                     Net income as reported according to U.S. GAAP           $ 24,039         $  21,466     $ 45,945
                     Adjustments to Israeli GAAP                             $ (1,907)            3,595          595
                                                                             -------------------------- --------------

                     Net income according to Israeli GAAP                    $ 22,132          $ 25,061     $ 46,540
                                                                             ========================== ==============

              2. Effect on shareholders' equity

                                                                                                          As per
                                                                      As reported      Adjustments     Israeli GAAP
                                                                     --------------- ---------------- -----------------
                      As of June 30, 2004 (Unaudited)
                       Shareholders' equity                             $ 477,976      $ (12,957)        $ 465,019
                                                                     =============== ================ =================

                      As of December 31, 2003 (Audited)
                       Shareholders' equity                              $ 452,079      $ (10,367)       $ 441,712
                                                                     =============== ================ =================